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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

QUARTERLY REPORT FOR THE PERIOD ENDING
June 30, 2004 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.	Quarterly report for the period ending June 30, 2004 for Sun Media Corporation

SUN MEDIA CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

SECOND QUARTER 2004

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the second quarter of 2004 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2003. References to Canadian dollars, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollars and US$ are to be the currency of the United States.

OVERVIEW

        Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers and 186 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of paid daily newspapers in eight of the ten most populated markets in Canada, two free daily commuter publications in the Montreal and Toronto markets (24 Heures and 24 Hours, respectively) and distribution businesses, Messageries Dynamiques and Dynamic Press Group. The Community Newspaper Group includes the majority of Sun Media's other publications, including paid daily community newspapers, weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia.

RECENT DEVELOPMENTS

        On August 20, 2004, TVA Group Inc. ("TVA") and Sun Media, both subsidiaries of Quebecor Media, announced that they entered into a definitive purchase agreement with CHUM Limited ("CHUM") to acquire the newly launched Toronto 1 station in Toronto, which CHUM is currently in the process of acquiring from Craig Media Inc. Closing of the transaction remains subject to certain conditions, including the obtaining of all regulatory approvals and the closing of the transaction between CHUM and Craig Media Inc. announced on April 12, 2004, but is anticipated to close in the second quarter of 2005.

        The purchase price of the acquisition is $46.0 million. TVA will pay $34.5 million in cash at closing for a 75% interest in Toronto 1. Sun Media will pay $3.5 million in cash at closing and deliver to CHUM its 29.9% interest in CP24, a 24-hour local news channel in Toronto, for the remaining 25% of Toronto 1.

NEW ACCOUNTING STANDARDS

        The same accounting policies described in the Company's latest audited annual consolidated financial statements have been used, except for the new accounting standards described below and in note 2 of the attached financial statements.

Hedging Relationships

        Effective January 1, 2004, Sun Media adopted the new CICA Accounting Guideline AcG-13, Hedging Relationships. Under the new policy, each of the Company's hedging relationships are documented and tested for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is marked-to-market, with changes in market value recorded in the Consolidated Statement of Income.

        During the second quarter of 2004, the Company determined that one of its financial instruments was no longer effective. Accordingly, the Company discontinued its application of hedge accounting for that financial instrument and the associated debt on April 1, 2004, resulting in a loss on financial instruments of $2.0 million and a foreign currency translation loss of $3.5 million on the associated portion of the Company's Senior Notes.

        As at June 30, 2004, the Company determined that all other hedging relationships were effective and continues to use hedge accounting for its other financial instruments.

Financial Instruments — Presentation and Disclosure

        In November 2003, the CICA amended Handbook Section 3860, Financial Instruments — Presentation and Disclosure, to require obligations that may be settled at the issuer's option, with the issuer's own equity instruments, to be presented as liabilities. The new standard is effective for fiscal years beginning on or after November 1, 2004. Effective April 1, 2004, Sun Media early adopted the revised standards of Handbook Section 3860 and retroactively applied this accounting standard to the comparable interim periods of the prior year.

        The adoption of this standard has the effect of reclassifying the Company's $1.14 billion of convertible obligations to Quebecor Media as debt instead of equity on the Consolidated Balance Sheet as at June 30, 2004 (December 31, 2003 — $1.59 billion), along with the interest expense payable to Quebecor Media of $62.6 million (December 31, 2003 — $88.4 million). In addition, interest on the convertible obligations and related income tax recoveries, previously reflected in the Consolidated Statement of Shareholder's Equity, are now recorded in the Consolidated Statement of Income.

OPERATING RESULTS AND ADJUSTED EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in note 7 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before depreciation and amortization, financial expenses, dividend income, interest on convertible obligations, gain on refinancing of long-term debt, income taxes, non-controlling interest and discontinued operations.

        Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies. The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by operating activities of continuing operations under Canadian and U.S. GAAP, for the three and six months ended June 30, 2004 and 2003.

	Three Months Ended June 30,
	2003	2004	2003	2004
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$55,487	$39,168	$48,208	$41,785
Discontinued operations	(3,148)	—	(3,148)	—
Depreciation and amortization	6,461	6,352	6,461	6,352
Financial expenses	11,830	16,809	22,618	12,743
Dividend income	(60,770)	(35,528)	(60,770)	(35,528)
Interest on convertible obligations	59,069	34,533	59,069	34,533
Income taxes	(5,202)	3,112	(8,950)	4,423
Non-controlling interest	330	446	330	446

Adjusted EBITDA as defined	$64,057	$64,892	$63,818	$64,754
Financial expenses	(11,830)	(16,809)	(22,618)	(12,743)
Dividend income	60,770	35,528	60,770	35,528
Interest on convertible obligations	(59,069)	(34,533)	(59,069)	(34,533)
Current income taxes	(297)	(315)	(297)	(315)
Other items not involving cash	458	5,986	11,246	1,920
Changes in non-cash operating working capital	(2,470)	(2,589)	(2,231)	(2,451)

Cash provided by operating activities of continuing operations	$51,619	$52,160	$51,619	$52,160

	Six Months Ended June 30,
	2003	2004	2003	2004
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$102,580	$67,063	$94,987	$65,512
Discontinued operations	(3,483)	—	(3,483)	—
Depreciation and amortization	13,053	12,796	13,053	12,796
Financial expenses	21,544	27,782	32,711	27,793
Dividend income	(121,541)	(73,675)	(121,541)	(73,675)
Interest on convertible obligation	118,138	71,612	118,138	71,612
Gain on refinancing of long-term debt	(7,463)	—	(7,583)	—
Income taxes	(14,653)	(1,644)	(18,585)	(380)
Non-controlling interest	547	703	547	703

Adjusted EBITDA as defined	$108,722	$104,637	$108,244	$104,361
Financial expenses	(21,544)	(27,782)	(32,711)	(27,793)
Dividend income	121,541	73,675	121,541	73,675
Interest on convertible obligations	(118,138)	(71,612)	(118,138)	(71,612)
Current income taxes	2,090	(1,115)	2,090	(1,115)
Other items not involving cash	1,001	6,295	12,168	6,306
Changes in non-cash operating working capital	(15,329)	(19,859)	(14,851)	(19,583)

Cash provided by operating activities of continuing operations	$78,343	$64,239	$78,343	$64,239

Three Months Ended June 30, 2004 compared to the Three Months Ended June 30, 2003

Revenues

        Consolidated revenues for the three months ended June 30, 2004 were $233.1 million compared to $225.2 million for the three months ended June 30, 2003, an increase of $7.9 million or 3.5%. For comparative purposes, if 2004 figures were adjusted to exclude the acquisition of Annex Publishing and Printing Inc. and the 24 Hours start-up operation in Toronto, consolidated revenues increased $3.1 million or 1.4%.

        Advertising revenues were $164.7 million for the three months ended June 30, 2004, an increase of $6.5 million or 4.1%, from $158.2 million for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, advertising revenues increased $2.8 million or 1.7%. Advertising revenues for the Urban Daily Group, excluding start-up operations, increased 1.4% to $114.5 million for the three months ended June 30, 2004. National advertising revenues increased 5.8% compared to the prior year, reversing the negative trend experienced in the first quarter of 2004. In addition, retail and classified advertising continued to show some growth compared to 2003. Advertising revenues in the Community Group, excluding acquisitions, increased 2.6% to $46.3 million during the three months ended June 30, 2004.

        Management continued to place significant emphasis on improving advertising rates in all markets. Average advertising rates increased by 4.9% for the urban daily newspapers compared to the prior year. However, advertising volumes declined in the second quarter of 2004 compared to the same period last year.

        Circulation revenues were $42.8 million for the three months ended June 30, 2004, an increase of $1.1 million or 2.7%, from $41.6 million for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, circulation revenues increased $0.7 million or 1.6%. Circulation revenues in five of the Company's eight urban daily newspapers improved by an average of 3.2% compared to the second quarter of 2003. However, this was largely offset by an average decline of 2.4% in the Company's other three urban daily newspapers, including The Toronto Sun and Le Journal de Montréal. For the three months ended June 30, 2004, the average paid circulation of the eight urban daily newspapers declined to 911,550 or 1.1% from 921,750 in the prior year.

        Distribution, commercial printing and other revenues were $25.7 million for the three months ended June 30, 2004, an increase of $0.3 million or 1.3%, from $25.4 million for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, distribution, commercial printing and other revenues decreased by $0.3 million or 1.3%.

Operating Expenses

        Wages and employee benefits expenses were $86.8 million for the three months ended June 30, 2004, an increase of $5.3 million or 6.5%, from $81.5 million for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, wages and employee benefits expenses increased $3.3 million or 4.0%. The increase in wages and employee benefits expenses was the result of normal wage increases, higher pension and benefits costs and stock compensation expense of $1.1 million compared to $0.6 million during the same period last year.

        Newsprint expenses were $27.0 million for the three months ended June 30, 2004, a decrease of $0.1 million or 0.6%, from $27.1 million for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, newsprint expenses decreased $0.4 million or 1.6%. The decline in newsprint expenses was due to higher rebates earned during the quarter, partly offset by a 0.5% increase in the average price of newsprint. Newsprint volumes remained flat compared to the prior year as the decline in newspaper volumes was offset by additional newsprint purchases necessary to print some of the Company's newspapers that were transferred from third party presses.

        Other operating expenses were $54.5 million for the three months ended June 30, 2004, an increase of $1.9 million or 3.6%, from $52.6 million for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, other operating expenses decreased by $0.9 million or 1.8%. During the quarter, the Company continued its focus on cost containment, particularly in promotion, marketing, advertising and external printing.

Adjusted EBITDA

        Adjusted EBITDA was $64.9 million for the three months ended June 30, 2004, an increase of $0.8 million or 1.3%, from $64.1 million for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, Adjusted EBITDA increased $1.2 million or 1.8%. The increase in Adjusted EBITDA resulted from higher revenues and lower newsprint expenses, offset partly by an increase in wages compared to the prior year.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenues. The Company's Adjusted EBITDA margin for the three months ended June 30, 2004 was 27.8% compared to 28.4% for the three months ended June 30, 2003. Excluding acquisitions and start-up operations, Adjusted EBITDA margin was 28.6%.

Depreciation and Amortization

        Depreciation and amortization was $6.4 million in the three months ended June 30, 2004, a decrease of $0.1 million or 1.7%, from $6.5 million for three months ended June 30, 2003. Fixed assets were lower than the prior year resulting in lower depreciation expenses. However, amortization expense increased by $0.7 million relating to intangible assets identified as part of the 2003 acquisition of Annex Publishing and Printing Inc.

Financial Expenses, Dividend Income, Interest on Convertible Obligations, Income Taxes and Discontinued Operations

        Financial expenses for the three months ended June 30, 2004 were $16.8 million compared to $11.8 million for the three months ended June 30, 2003. The increase of $5.0 million or 42.1% was mainly due to a loss on financial instruments of $2.0 million and a foreign currency translation loss of $3.5 million on the associated portion of the Company's Senior Notes (see note 2(i)). In addition, financial expenses increased due to higher amortization of deferred financing fees and a loss on the unwinding of hedging contracts of $0.4 million, related to the voluntary repayment of US$12.0 million (Cdn$18.2 million) on the Company's term loan B credit facility in June 2004. This was partly offset by lower interest rates.

        Sun Media earned dividend income of $35.5 million on its investment in Quebecor Media preferred shares during the three months ended June 30, 2004, compared to $60.8 million during the three months ended June 30, 2003. Concurrently, Sun Media incurred interest expense of $34.5 million on its convertible obligations to Quebecor Media during the three months ended June 30, 2004, compared to $59.1 million during the same period last year. The decline in dividend income and interest expense resulted from a decline in the Company's investment in Quebecor Media preferred shares and its convertible obligations to Quebecor Media. As at June 30, 2003, the Company's investment in Quebecor Media preferred shares and the convertible obligations to Quebecor Media was $1.95 billion. On July 31, 2003, the Company disposed $360.0 million of its investment in Quebecor Media preferred shares, and the proceeds were used to redeem $360.0 million of its convertible obligations. As at December 31, 2003, the Company had an investment balance and a principal convertible obligation balance of $1.59 billion. On January 14, 2004, the Company disposed a further $450.0 million of its investment in Quebecor Media preferred shares, and used the proceeds to redeem $450.0 million of its convertible obligations. As at June 30, 2004, the Company had an investment balance and a principal convertible obligation balance of $1.14 billion.

        The Company's income tax expense was $3.1 million for the three months ended June 30, 2004 compared to an income tax recovery of $5.2 million for the three months ended June 30, 2003. Excluding the non-taxable dividend income of $35.5 million and $60.8 million respectively, the effective tax rate increased to 43.2% in the three months ended June 30, 2004, from 39.1% in the three months ended June 30, 2003. The higher effective tax provision rate in 2004 is attributable to the non-deductible component of the foreign currency translation loss on the Company's Senior Notes (see note 2(i)).

Net income from discontinued operations in Florida and British Columbia for the three months ended June 30, 2003 was $3.1 million, after income taxes of $2.9 million.

Six Months Ended June 30, 2004 compared to the Six Months Ended June 30, 2003

Revenues

        Consolidated revenues for the six months ended June 30, 2004 were $433.4 million compared to $421.2 million for the six months ended June 30, 2003, an increase of $12.2 million or 2.9%. Excluding acquisitions and start-up operations, consolidated revenues increased $3.5 million or 0.8%.

        Advertising revenues were $301.8 million for the six months ended June 30, 2004, an increase of $9.6 million or 3.3%, from $292.2 million for the six months ended June 30, 2003. Excluding acquisitions and start-up operations, advertising revenues increased $3.0 million or 1.0%. Advertising revenues for the Urban Daily Group, excluding start-up operations, increased 0.6% to $212.1 million for the six months ended June 30, 2004 as revenues from national, retail and classified advertising all showed growth compared to 2003. Advertising revenues in the Community Group, excluding acquisitions, increased 2.1% to $83.0 million for the six months ended June 30, 2004.

        Circulation revenues were $84.6 million for the six months ended June 30, 2004, an increase of $1.4 million or 1.7%, from $83.2 million during the same period last year. Excluding acquisitions and start-up operations, circulation revenues increased $0.5 million or 0.6%. Circulation revenues in five of the Company's eight urban daily newspapers increased compared to the first six months of 2003, but declined in the other three urban daily newspapers, including The Toronto Sun and Le Journal de Montréal. For the six months ended June 30, 2004, the average paid circulation of the eight urban daily newspapers declined to 924,705 or 0.5% from 929,743 in the prior year.

        Distribution, commercial printing and other revenues were $47.0 million for the six months ended June 30, 2004, an increase of $1.2 million or 2.6%, from $45.8 million for the six months ended June 30, 2003. Excluding acquisitions and start-up operations, distribution, commercial printing and other revenues were flat compared to the prior year.

Operating Expenses

        Wages and employee benefits expenses were $168.6 million for the six months ended June 30, 2004, an increase of $9.4 million or 5.9%, from $159.2 million for the six months ended June 30, 2003. Excluding acquisitions and start-up operations, wages and employee benefits expenses increased $5.4 million or 3.4%. The increase in wages and employee benefits expenses was the result of normal wage increases, higher pension and benefits costs and stock compensation expense of $1.1 million compared to $0.7 million during the same period last year.

        Newsprint expenses were $51.7 million for the six months ended June 30, 2004, an increase of $1.4 million or 2.7%, from $50.3 million for the six months ended June 30, 2003. Excluding acquisitions and start-up operations, newsprint expenses increased $0.9 million or 1.7%. The increase in newsprint expenses was due to a 2.3% increase in the average price of newsprint, as well as increased newsprint purchases necessary to print some of the Company's newspapers that were transferred from third party presses.

        Other operating expenses were $108.5 million for the six months ended June 30, 2004, an increase of $5.5 million or 5.3%, from $103.0 million for the six months ended June 30, 2003. Excluding acquisitions and start-up operations, other operating expenses decreased by $0.8 million or 0.8%.

Adjusted EBITDA

        Adjusted EBITDA was $104.6 million for the six months ended June 30, 2004, a decrease of $4.1 million or 3.8%, from $108.7 million for the six months ended June 30, 2003. Excluding acquisitions and start-up operations, Adjusted EBITDA decreased $1.9 million or 1.7%. The decline in Adjusted EBITDA was caused by an increase in wages and newsprint expenses, partly offset by an increase in revenues compared to the prior year.

The Company's Adjusted EBITDA margin for the six months ended June 30, 2004 was 24.1% compared to 25.8% for the six months ended June 30, 2003. Excluding acquisitions and start-up operations, Adjusted EBITDA margin was 25.2%.

Depreciation and Amortization

        Depreciation and amortization was $12.8 million in the six months ended June 30, 2004, a decrease of $0.3 million or 2.0%, from $13.1 million for the six months ended June 30, 2003. Fixed assets were lower than the prior year resulting in lower depreciation expenses. However, amortization expense increased by $1.3 million relating to intangible assets identified as part of the 2003 acquisition of Annex Publishing and Printing Inc.

Gain on Refinancing of Long-term Debt

        In the six months ended June 30, 2003, a net gain of $7.5 million, or $5.9 million after taxes was recorded, representing a gain on the unwinding of hedging contracts, a premium and foreign exchange loss on redemption of Sun Media's senior subordinated notes, and the write-off of related deferred financing costs.

Financial Expenses, Dividend Income, Interest on Convertible Obligations, Income Taxes and Discontinued Operations

        Financial expenses for the six months ended June 30, 2004 were $27.8 million compared to $21.5 million for the six months ended June 30, 2003. The increase of $6.3 million or 29.0% was mainly due to a loss on financial instruments of $2.0 million and a foreign currency translation loss of $3.5 million on the associated portion of the Company's Senior Notes (see note 2(i)). In addition, financial expenses increased as the Company's average debt outstanding was higher, following the refinancing of Sun Media's debt in February 2003 and because the Company recorded a loss on the unwinding of hedging contracts of $0.4 million related to the voluntary repayment of US$12.0 million (Cdn$18.2 million) on the Company's term loan B credit facility in June 2004. This was partly offset by lower interest rates.

        Sun Media earned dividend income of $73.7 million on its investment in Quebecor Media preferred shares during the six months ended June 30, 2004 compared to $121.5 million during the six months ended June 30, 2003. Concurrently, Sun Media incurred interest of $71.6 million on its convertible obligations to Quebecor Media during the six months ended June 30, 2004 compared to $118.1 million during the same period last year. The decline in dividend income and interest expense resulted from a decline in the Company's investment in Quebecor Media preferred shares and its convertible obligations to Quebecor Media as noted above.

        The Company's income tax recovery was $1.6 million for the six months ended June 30, 2004 compared to an income tax recovery of $14.7 million for the six months ended June 30, 2003. Excluding the non-taxable dividend income of $73.7 million and $121.5 million respectively, the effective tax rate decreased to 21.8% in the six months ended June 30, 2004, from 40.1% in the six months ended June 30, 2003. The higher effective tax rate in 2003 reflects the Company's ability in 2003 to carry back losses to taxation years with higher tax rates. As well, the non-deductible component of the foreign currency translation loss on the Company's Senior Notes (see note 2(i)) contributed to a lower effective tax recovery rate in 2004.

        Net income from discontinued operations in Florida and British Columbia for the six months ended June 30, 2003 was $3.5 million, after income taxes of $3.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        Cash provided by operating activities of continuing operations for the three months ended June 30, 2004 increased $0.6 million to $52.2 million from $51.6 million in the prior year. The increase was primarily due to higher Adjusted EBITDA of $0.8 million in comparison to the prior year.

Cash provided by operating activities of continuing operations for the six months ended June 30, 2004 decreased by $14.1 million to $64.2 million from $78.3 million in the prior year. The decline was due to lower Adjusted EBITDA of $4.1 million in comparison to the prior year and higher interest payments (excluding interest paid on convertible obligations) of $22.7 million compared to $14.5 million during the same period last year, resulting from a change in the timing of interest payments on long-term debt.

Financing Activities

        During the three months ended June 30, 2004, the Company paid dividends of $20.2 million to Quebecor Media compared to $39.0 million in the prior year. As well, the Company voluntarily repaid US$12.0 million (Cdn$18.2 million) of its term loan B credit facility, in addition to its scheduled debt repayment of US$0.6 million (Cdn$0.9 million). As at June 30, 2004, the aggregate amount outstanding under the term loan B credit facility was US$207.1 million.

        During the six months ended June 30, 2004, the Company paid dividends of $63.9 million to Quebecor Media.

        On January 14, 2004, Sun Media sold $450.0 million of its investment in Quebecor Media preferred shares. The proceeds were used to redeem $450.0 million in convertible obligations held by Quebecor Media. As a result, the Company's investment in Quebecor Media preferred shares and the principal balance of Sun Media's convertible obligations decreased to $1.14 billion as at June 30, 2004, from $1.59 billion as at December 31, 2003.

Investing Activities

        Capital expenditures increased to $4.9 million in the three months ended June 30, 2004 from $3.0 million in the three months ended June 30, 2003. Capital expenditures increased to $8.5 million in the six months ended June 30, 2004 from $4.3 million in the six months ended June 30, 2003. During the six months ended June 30, 2004, the Company spent approximately $1.7 million for a new circulation and distribution system in several of the Company's locations, $1.7 million for computer-to-plate equipment and $1.5 million to augment the colour capacity at the Montreal printing facility. Sun Media plans to continue investing in new information systems and other technology throughout the remainder of the year. Such capital expenditures are expected to enable the Company to realize operational efficiencies and costs savings, while improving customer service levels.

Financial Position

        As at June 30, 2004, Sun Media had cash and cash equivalents of $16.0 million. As at June 30, 2004, the total long-term debt, including the current portion, was $552.3 million. This represents an increase in debt of $0.6 million from the December 31, 2003 balance of $551.7 million. The increase was due to a decline in the value of the Canadian dollar relative to the U.S. dollar during the first half of 2004, offset largely by the $20.0 million repayment in the Company's term loan B credit facility. The increase in the carrying value of the debt resulting from the decline in the value of the Canadian dollar relative to the U.S. dollar was mostly offset by the decrease in the value of the financial instruments used to hedge the debt recorded in other liabilities.

        Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, capital expenditures, interest payments and scheduled debt repayments. The Company also intends to continue to investigate potential business acquisitions that would complement existing operations. The Company would expect to fund a smaller acquisition with cash from operations or borrowings under its existing credit facility. A larger acquisition would be financed through sources such as long-term debt or additional bank financing, to the extent permitted by the Company's debt covenants.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(restated — note 2(ii))		(restated — note 2(ii))
REVENUES	$225,243	$233,147	$421,204	$433,362
OPERATING EXPENSES
Wages and employee benefits	81,480	86,809	159,158	168,562
Newsprint	27,129	26,955	50,314	51,669
Other operating expenses	52,577	54,491	103,010	108,494

	161,186	168,255	312,482	328,725
OPERATING INCOME BEFORE THE UNDERNOTED	64,057	64,892	108,722	104,637
Depreciation and amortization	(6,461)	(6,352)	(13,053)	(12,796)
Financial expenses	(11,830)	(16,809)	(21,544)	(27,782)
Dividend income (note 3)	60,770	35,528	121,541	73,675
Interest on convertible obligations (note 3)	(59,069)	(34,533)	(118,138)	(71,612)
Gain on refinancing of long-term debt	—	—	7,463	—

	(16,590)	(22,166)	(23,731)	(38,515)
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	47,467	42,726	84,991	66,122
Income taxes	5,202	(3,112)	14,653	1,644
Non-controlling interest	(330)	(446)	(547)	(703)

INCOME FROM CONTINUING OPERATIONS	52,339	39,168	99,097	67,063
DISCONTINUED OPERATIONS	3,148	—	3,483	—

NET INCOME	$55,487	$39,168	$102,580	$67,063

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Currency Translation Adjustment	Total Shareholder's Equity
				(restated — note 2(ii))
BALANCE — DECEMBER 31, 2002	$301,801	$254,008	$182	$555,991
Net income	—	102,580	—	102,580
Dividends on capital stock	—	(39,017)	—	(39,017)
Dividend paid to parent company on refinancing	—	(260,000)	—	(260,000)
Currency translation	—	—	(182)	(182)

BALANCE — JUNE 30, 2003	$301,801	$57,571	$—	$359,372

BALANCE — DECEMBER 31, 2003	$301,801	$32,459	$—	$334,260
Net income	—	67,063	—	67,063
Dividends on capital stock	—	(63,913)	—	(63,913)

BALANCE — JUNE 30, 2004	$301,801	$35,609	$—	$337,410

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(restated — note 2(ii))		(restated — note 2(ii))
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Income from continuing operations	$52,339	$39,168	$99,097	$67,063
Items not involving cash:
Depreciation of fixed assets	6,457	5,689	13,028	11,504
Amortization of other assets	4	663	25	1,292
Future income taxes	(5,499)	2,797	(12,563)	(2,759)
Non-controlling interest	330	446	547	703
Gain on refinancing of long-term debt	—	—	(7,463)	—
Loss on foreign currency translation and financial instruments (note 2(i))	—	5,459	—	5,459
Other	458	527	1,001	836

	54,089	54,749	93,672	84,098
Changes in non-cash operating working capital	(2,470)	(2,589)	(15,329)	(19,859)

Cash provided by operating activities of continuing operations	51,619	52,160	78,343	64,239
FINANCING
Proceeds on refinancing (net of note discount)	—	—	655,829	—
Repayment of senior subordinated notes and senior credit facility (net of cash gain)	—	—	(496,881)	—
Redemption of convertible obligations (note 3)	—	—	—	(450,000)
Payment of financing fees	—	—	(11,000)	—
Loans	—	—	958	—
Repayment of loans	(872)	(19,082)	(13,012)	(19,955)
Dividend paid to parent company on refinancing	—	—	(260,000)	—
Dividends on capital stock	(39,017)	(20,226)	(39,017)	(63,913)
Other	(249)	(325)	(518)	(425)

Cash used in financing activities of continuing operations	(40,138)	(39,633)	(163,641)	(534,293)
INVESTING
Decrease in short-term investments	—	4,651	74,419	16,380
Additions to fixed assets	(2,987)	(4,874)	(4,277)	(8,525)
Proceeds from disposal of fixed assets	7	197	56	378
Business dispositions	22,359	—	22,359	—
Disposition of preferred shares in parent company (note 3)	—	—	—	450,000
Other	—	4	—	(1,516)

Cash provided by (used in) investing activities of continuing operations	19,379	(22)	92,557	456,717
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	30,860	12,505	7,259	(13,337)
DECREASE IN CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS	(98)	—	(46)	—
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	27,497	3,446	51,046	29,288

CASH AND CASH EQUIVALENTS — END OF PERIOD	$58,259	$15,951	$58,259	$15,951

SUPPLEMENTAL INFORMATION
Changes in non-cash operating working capital:
Accounts receivable	$(2,678)	$(9,791)	$3,713	$3,276
Inventories	2,102	(1,220)	285	(875)
Accounts payable	(1,594)	(3,461)	(8,809)	(20,874)
Accrued liabilities	9,693	14,055	1,060	1,407
Dividend income receivable from Quebecor Media	(60,770)	(35,528)	(15,085)	26,517
Interest expense payable to Quebecor Media	59,069	34,533	14,664	(25,775)
Other	(8,292)	(1,177)	(11,157)	(3,535)

	$(2,470)	$(2,589)	$(15,329)	$(19,859)

Cash interest payments (including interest paid on convertible obligations)	$4,967	$4,945	$118,004	$119,727
Cash interest receipts	$485	$155	$1,384	$408
Cash tax payments	$3,433	$1,235	$5,569	$3,064
Cash tax receipts	$99	$94	$2,130	$330

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars except for share information)

	December 31, 2003	June 30, 2004
	(restated — note 2(ii))	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,288	$15,951
Short-term investments	16,380	—
Accounts receivable, net of allowance for doubtful accounts (December 31, 2003 — $4,302; June 30, 2004 — $4,772)	119,941	116,665
Dividend income receivable from Quebecor Media Inc. (note 3)	90,935	64,418
Income and other taxes receivable	5,741	7,745
Inventories	9,540	10,415
Prepaid expenses	4,704	6,483
Future income taxes	7,401	5,949

TOTAL CURRENT ASSETS	283,930	227,626
INVESTMENT IN QUEBECOR MEDIA INC. (note 3)	1,590,000	1,140,000
FIXED ASSETS	191,239	188,082
GOODWILL	764,502	764,502
FUTURE INCOME TAXES	29,739	28,518
OTHER ASSETS	26,187	40,187

TOTAL ASSETS	$2,885,597	$2,388,915

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$40,543	$19,669
Accrued liabilities	97,345	98,752
Interest expense payable to Quebecor Media Inc. (note 3)	88,389	62,614
Deferred subscription revenue	16,774	16,721
Current portion of long-term debt	3,007	3,106

TOTAL CURRENT LIABILITIES	246,058	200,862
LONG-TERM DEBT	548,680	549,180
FUTURE INCOME TAXES	41,772	36,341
OTHER LIABILITIES	123,125	123,142
NON-CONTROLLING INTEREST	1,702	1,980
CONVERTIBLE OBLIGATIONS (note 3)	1,590,000	1,140,000

TOTAL LIABILITIES	2,551,337	2,051,505
SHAREHOLDER'S EQUITY
Capital stock	301,801	301,801
— Authorized:
10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2003 and June 30, 2004:
1,261,000 Voting Class A common shares
Retained earnings	32,459	35,609

TOTAL SHAREHOLDER'S EQUITY	334,260	337,410

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,885,597	$2,388,915

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of dollars except for share information)

NATURE OF BUSINESS

The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine distribution business. In addition, Sun Media provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities.

1. BASIS OF PRESENTATION

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. The same accounting policies described in the Company's latest audited annual consolidated financial statements have been used, except as described in note 2 below. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to be the currency of Canada, and references to U.S. dollar and US$ are to be the currency of the United States.

Certain comparative figures for the previous period have been reclassified to conform with the current period's presentation.

2. NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants ("CICA") recently adopted the following new accounting standards:

(i)    Hedging Relationships

Effective January 1, 2004, Sun Media adopted the new CICA Accounting Guideline AcG-13, Hedging Relationships. In accordance with the new policy, each of the Company's hedging relationships are documented and subject to an effectiveness test on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark-to-market basis in the Consolidated Statement of Income. Retroactive application of this new policy is not permitted.

During the second quarter of 2004, the Company determined that one of its financial instruments, used to hedge foreign exchange fluctuations on a portion of the principal and interest of the Company's Senior Notes, was no longer effective. Accordingly, the Company discontinued its application of hedge accounting for that financial instrument and the associated debt on April 1, 2004, resulting in a loss on financial instruments of $1,946 (2003 — nil). In addition, the Company recorded a foreign currency translation loss of $3,513 (2003 — nil) on the associated portion of the Company's Senior Notes.

As at June 30, 2004, the Company determined that all other hedging relationships were effective and continues to use hedge accounting for its other financial instruments.

(ii)    Financial Instruments — Presentation and Disclosure

In November 2003, the CICA amended Handbook Section 3860, Financial Instruments — Presentation and Disclosure, to require obligations that may be settled at the issuer's option, with the issuer's own equity instruments, to be presented as liabilities. The new standard is effective for fiscal years beginning on or after November 1, 2004, but early adoption is encouraged. Effective April 1, 2004, Sun Media early adopted the revised standards of Handbook Section 3860 and retroactively applied this accounting standard to the comparable interim periods of the prior year. The adoption of this standard has the effect of reclassifying the Company's $1,140,000 of convertible obligations to its parent, Quebecor Media Inc. ("Quebecor Media"), as debt instead of equity on the Consolidated Balance Sheet as at June 30, 2004 (December 31, 2003 — $1,590,000), along with the interest expense payable to Quebecor Media of $62,614 (December 31, 2003 — $88,389). In addition, interest on the convertible obligations and related income tax recoveries, previously reflected in the Consolidated Statement of Shareholder's Equity, are now recorded in the Consolidated Statement of Income. Accordingly, for the three months ended June 30, 2004, interest on the convertible obligations of $34,533 (2003 — $59,069) and income tax recoveries of $11,396 (2003 — $20,675) have been recorded in the Consolidated Statement of Income. For the six months ended June 30, 2004, interest on the convertible obligations of $71,612 (2003 — $118,138) and income tax recoveries of $23,632 (2003 — $41,349) have been recorded in the Consolidated Statement of Income.

3. INVESTMENT IN QUEBECOR MEDIA INC. AND CONVERTIBLE OBLIGATIONS

On January 14, 2004, the Company disposed of $450,000 of its investment in Cumulative First Preferred Shares of Quebecor Media and the proceeds were used to redeem $450,000 of its convertible obligations. The investments were sold and the convertible obligations were redeemed at their carrying values; therefore, no gains or losses resulted from these transactions.

In the three month period ended June 30, 2004, dividends of $35,528 (2003 — $60,770) were declared on the Cumulative First Preferred Shares of Quebecor Media. In the six month period ended June 30, 2004, dividends of $73,675 (2003 — $121,541) were declared on the Cumulative First Preferred Shares of Quebecor Media. Sun Media received dividend payments of $100,192 (2003 — $106,456) from Quebecor Media during the six months ended June 30, 2004. As at June 30, 2004 the dividend receivable from Quebecor Media was $64,418 (December 31, 2003 — $90,935).

In the three month period ended June 30, 2004, the interest expense on convertible obligations amounted to $34,533 (2003 — $59,069), less income tax recoveries of $11,396 (2003 — $20,675). In the six month period ended June 30, 2004, the interest expense on the convertible obligations amounted to $71,612 (2003 — $118,138), less income tax recoveries of $23,632 (2003 — $41,349). Interest paid on the convertible obligations for the six months ended June 30, 2004 was $97,387 (2003 — $103,474). As at June 30, 2004, the interest expense payable to Quebecor Media was $62,614 (December 31, 2003 — $88,389).

4. STOCK-BASED COMPENSATION

In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 common shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the three months ended June 30, 2004, no stock options were issued to eligible employees of Sun Media and no options were cancelled. During the six months ended June 30, 2004, 71,717 stock options were issued to eligible employees of Sun Media at price of $21.75 per share, while 17,235 stock options were cancelled upon the resignation of a senior employee at a weighted average price of $15.66 per share. As at June 30, 2004, there were a total of 741,593 and 40,068 options outstanding and vested, respectively.

For the three months ended June 30, 2004, the company incurred stock compensation expense of $1,121 (2003 — $555). For the six months ended June 30, 2004, the company incurred stock compensation expense of $1,148 (2003 — $740).

5. EMPLOYEE FUTURE BENEFITS

The Company offers a number of defined benefit and defined contribution plans providing pension, other retirement, sabbatical and post-employment benefits to the Company's employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
Total Benefit Cost	June 30, 2003	June 30, 2004
Defined contribution pension plans	$777	$771
Defined benefit pension plans	1,704	2,268
Other benefit plans	569	515

Total Benefit Cost	$3,050	$3,554

	Six months ended
	June 30, 2003	June 30, 2004
Defined contribution pension plans	$1,651	$1,631
Defined benefit pension plans	3,427	4,320
Other benefit plans	1,138	1,030

Total Benefit Cost	$6,216	$6,981

6. SEGMENTED INFORMATION

Management has reviewed the requirements of CICA Handbook Section1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

7. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
Consolidated Statements of Income	June 30, 2003	June 30, 2004
	(restated — note 2(ii))
Net income per Canadian GAAP	$55,487	$39,168
Adjustments:
Pension and post-retirement benefits (i)	(239)	(138)
Derivative financial instruments (iii)	(10,788)	4,066
Income taxes on U.S. adjustments	3,748	(1,311)

Net income per U.S. GAAP	$48,208	$41,785

Net income is comprised of:
Income from continuing operations	$45,060	$41,785
Income from discontinued operations	3,148	—

	$48,208	$41,785

	Three months ended
Consolidated Statements of Comprehensive Income (iv)	June 30, 2003	June 30, 2004
	(restated — note 2(ii))
Comprehensive income:
Net income as adjusted per U.S. GAAP	$48,208	$41,785
Pension and post-retirement benefits (i)	—	268
Derivative financial instruments (iii)	(2,797)	(237)
Foreign currency translation adjustment	373	—
Income taxes on comprehensive income	951	(91)

Comprehensive income per U.S. GAAP	$46,735	$41,725

	Six months ended
Consolidated Statements of Income	June 30, 2003	June 30, 2004
	(restated — note 2(ii))
Net income per Canadian GAAP	$102,580	$67,063
Adjustments:
Pension and post-retirement benefits (i)	(478)	(276)
Derivative financial instruments (iii)	(11,047)	(11)
Income taxes on U.S. adjustments	3,932	(1,264)

Net income per U.S. GAAP	$94,987	$65,512

Net income is comprised of:
Income from continuing operations	$91,504	$65,512
Income from discontinued operations	3,483	—

	$94,987	$65,512

	Six months ended
Consolidated Statements of Comprehensive Income (iv)	June 30, 2003	June 30, 2004
	(restated — note 2(ii))
Comprehensive income:
Net income as adjusted per U.S. GAAP	$94,987	$65,512
Pension and post-retirement benefits (i)	—	536
Derivative financial instruments (iii)	(18,031)	485
Foreign currency translation adjustment	(182)	—
Income taxes on comprehensive income	4,318	(182)

Comprehensive income per U.S. GAAP	$81,092	$66,351

Accumulated other comprehensive income	June 30, 2003	June 30, 2004
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(6,189)	$(5,823)
Derivative financial instruments (iii)	(2,927)	331
Income taxes on comprehensive income	3,161	2,095

Accumulated other comprehensive income per U.S. GAAP	$(5,955)	$(3,397)

Consolidated Shareholder's Equity	December 31, 2003	June 30, 2004
	(restated — note 2(ii))
Shareholder's Equity per Canadian GAAP	$334,260	$337,410
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(7,415)	(7,155)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	(5,839)	(5,365)
Income taxes on U.S. adjustments	6,785	5,339

Shareholder's Equity per U.S. GAAP	$320,810	$323,248

Consolidated Balance Sheet Data	December 31, 2003		June 30, 2004
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
	(restated — note 2(ii))
Current assets	$283,930	$283,930	$227,626	$227,626
Goodwill	764,502	759,837	764,502	759,837
Other assets	55,926	53,886	68,705	52,244
Accounts payable and accrued liabilities	137,888	137,888	118,421	118,421
Future income taxes	41,772	37,304	36,341	33,319
Long-term debt	551,687	529,646	552,286	527,244
Convertible obligations	1,678,389	1,678,389	1,202,614	1,202,614
Other liabilities	123,125	156,379	123,142	144,242
Total shareholder's equity	334,260	320,810	337,410	323,248

Consolidated Statement of Cash Flows

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by U.S. GAAP.

(i)    Pension and Post-Retirement Benefits

The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new CICA Handbook Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP will be different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses will be amortized over the estimated average remaining service life of the employees.

Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, Sun Media is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

(ii)   Restructuring Charges

In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)  Derivative Financial Instruments

Effective January 1, 2001, Sun Media adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded at fair value.

Sun Media utilizes interest rate and foreign exchange swap agreements to enhance its ability to manage risk relating to cash flow and fair value exposures. Sun Media does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, Sun Media designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of "comprehensive income" until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "comprehensive income" to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

Under GAAP in Canada derivative financial instruments, which are determined to be effective, are accounted for on an accrual basis. Gains and losses are deferred and recognized in income in the same period and the same financial statement category as the income or expense arising from the corresponding hedged positions. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings, similar to U.S. GAAP.

(iv)  Comprehensive Income

Comprehensive income is measured in accordance with Financial Accounting Standards No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations.

8. SUBSEQUENT EVENTS

On August 20, 2004, TVA Group Inc. ("TVA") and Sun Media, both subsidiaries of Quebecor Media, announced that they entered into a definitive purchase agreement with CHUM Limited ("CHUM") to acquire the newly launched Toronto 1 station in Toronto, which CHUM is currently in the process of acquiring from Craig Media Inc. Closing of the transaction remains subject to certain conditions, including the obtaining of all regulatory approvals and the closing of the transaction between CHUM and Craig Media Inc. announced on April 12, 2004, but is anticipated to close in the second quarter of 2005. TVA and Sun Media have agreed to file an application for the transfer of ownership and control of Toronto 1 with the CRTC by September 2, 2004.

The purchase price of the acquisition is $46.0 million. TVA will pay $34.5 million in cash at closing for a 75% interest in Toronto 1. Sun Media will pay $3.5 million in cash at closing and deliver to CHUM its 29.9% interest in CP24, a 24-hour local news channel in Toronto, for the remaining 25% of Toronto 1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ KIN-MAN LEE
Date: August 25, 2004	Name:	Kin-Man Lee
	Title:	Vice President, Corporate Controller

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECOND QUARTER 2004
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE